Exhibits 16.5

16.5 Exhibit 7

Ratio of earnings to fixed charges

Philips Group

Unaudited calculation of ratio of earnings to fixed charges in millions of EUR unless otherwise stated

2012 - 2016

	2012	2013	2014	2015	2016

Income (loss) before taxes	263	1,525	185	623	1,389
Fixed charges	401	366	338	391	431
Dividend received from associates	15	6	41	17	48

Total earnings	679	1,897	564	1,031	1,868

Interest paid to third-party on loans and borrowings	271	245	224	271	303
Costs related to indebtedness	12	9	9	14	21	1)
Interest included in capital lease payments	7	7	7	7	7
One third of rental expense (being that portion of rental expense representative of the interest factor)	111	105	98	100	101

Total fixed charges	401	366	338	392	431

Ratio of earnings to fixed charges	1.7	5.2	1.7	2.6	4.3

1)	the cost related to indebtedness has been adjusted for the early redemption of USD bonds for EUR 153 million. If it had not been adjusted, the ratio would have been 3.5.

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